UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. —)*

Central Energy Partners LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

767271109
(CUSIP Number)

Ian T. Bothwell
8150 North Central Expressway, Suite 1525
Dallas, Texas 75206
(214) 360-7480
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 767271109
1)	NAME OF REPORTING PERSON

Central Energy, L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS		WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF	7)	SOLE VOTING POWER
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	12,724,019 (see Item 5)
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	12,724,019 (see Item 5)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,724,019 (see Item 5)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80% (see Item 5)
14)	TYPE OF REPORTING PERSON		PN

CUSIP N0.: 767271109
1)	NAME OF REPORTING PERSON

Central Energy, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS		AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF	7)	SOLE VOTING POWER
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	12,724,019 (see Item 5)
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	12,724,019 (see Item 5)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,724,019 (see Item 5)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80% (see Item 5)
14)	TYPE OF REPORTING PERSON		OO

CUSIP N0.: 767271109
1)	NAME OF REPORTING PERSON

Imad K. Anbouba

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS		AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF	7)	SOLE VOTING POWER
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	12,724,019 (see Item 5)
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	12,724,019 (see Item 5)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,724,019 (see Item 5)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80% (see Item 5)
14)	TYPE OF REPORTING PERSON		IN

CUSIP N0.: 767271109
1)	NAME OF REPORTING PERSON

Carter Montgomery

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS		AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF	7)	SOLE VOTING POWER
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	12,724,019 (see Item 5)
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	12,724,019 (see Item 5)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,724,019 (see Item 5)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80% (see Item 5)
14)	TYPE OF REPORTING PERSON		IN

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common units representing limited partner interests (the “Common Units”) of Central Energy Partners LP (f/k/a Rio Vista Energy Partners, L.P.), a Delaware limited partnership (the “Issuer”).  The address of the principal executive offices of the Issuer is 8150 North Central Expressway, Suite 1525, Dallas, Texas 75206.

ITEM 2. IDENTITY AND BACKGROUND

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•           Central Energy, L.P., a Delaware limited partnership,

•           Central Energy, LLC, a Delaware limited liability company,

•           Imad K. Anbouba, a United States citizen (“Mr. Anbouba”), and

•           Carter Montgomery, a United States citizen (“Mr. Montgomery”).

The Common Units beneficially owned by the Reporting Persons are owned directly by Central Energy, L.P.  Central Energy, LLC is the general partner of Central Energy, L.P.  Messrs. Anbouba and Montgomery are the controlling persons of Central Energy, LLC as each owns 50% of its limited liability membership interests.  As a result, Messrs. Anbouba and Montgomery may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all of the Common Units directly held by Central Energy, L.P.

The principal business address for each of Central Energy, L.P., Central Energy, LLC and Messrs. Anbouba and Montgomery is 8150 North Central Express Way,  Suite 1525,  Dallas, Texas 75206.

The principal business of Central Energy, L.P. is that of a private investment fund engaged in the purchase and sale of securities for its own account and the accounts of accredited investors.  The principal business of Central Energy, LLC is providing investment management services.  Mr. Anbouba’s principal occupation is serving as the President of MarJam Global Holdings, Inc. and he also serves as a member of the Board of Managers and the Co-President of Central Energy GP LLC (f/k/a Rio Vista GP, LLC), a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).  Mr. Montgomery’s principal occupation is serving as the Co-President of the General Partner and he also serves as a member of the Board of Managers of the General Partner.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the consideration used in acquiring the securities was the working capital of Central Energy, L.P., the source of which was capital contributions from the investors of Central Energy, L.P.

ITEM 4. PURPOSE OF TRANSACTION

Central Energy, L.P. acquired the Common Units of the Issuer in connection with its acquisition of the membership interests of the General Partner, in order to acquire control of the Issuer for the purpose of causing the Issuer to engage in a program to acquire midstream master limited partnership qualified oil and gas assets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Central Energy, L.P. beneficially owns 12,724,019 Common Units, which represents 80% of the outstanding Common Units.

Central Energy, LLC, as general partner of Central Energy, L.P., is deemed to beneficially own the 12,724,019 Common Units owned by Central Energy, L.P.  Messrs. Anbouba and Montgomery, as the controlling persons of Central Energy, LLC, are deemed to be the beneficial owners of 12,724,019 Common Units beneficially owned by Central Energy, LLC and share the power to vote or direct the vote and the power to dispose or direct the disposition of the securities held by Central Energy, L.P.

The percentage of the Common Units set forth for each Reporting Person in this Item 5 was calculated based upon 15,866,482 Common Units outstanding as of November 17, 2010.

Except as set forth in this Item 5, no other transactions with the Issuer’s Common Units were effected by the Reporting Persons during the past 60 days.

The shares of Common Units beneficially owned by Central Energy, L.P., Central Energy, LLC and Messrs. Anbouba and Montgomery were acquired from the Issuer pursuant to a Securities Purchase and Sale Agreement dated May 25, 2010, as amended, by and among the Issuer, Penn Octane Corporation (“Penn Octane”), Central Energy, L.P. and Central Energy, LLC.  Pursuant to the terms of the Agreement, in exchange for cash consideration of $3,950,291 or approximately $0.31 per Common Unit, the Issuer sold Central Energy. L.P. 12,724,019 newly issued Common Units, which Common Units represent 80% of the currently outstanding Common Units of the Issuer on a fully diluted basis.  In addition, Penn Octane, sold its 75% interest and caused to be sold the remaining 25% interest held by a third party of the limited liability company interests in the General Partner to Central Energy, L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Item 4 and Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference. In connection with the transactions described in Item 5 of this Schedule 13D, the General Partner and the Limited Partners of Central Energy, LP entered into an Agreement of Limited Partnership of Central Energy, LP, dated April 19, 2010 (the “Central Energy LP Agreement”), a copy of which is filed as Exhibit 2 hereto.  Pursuant to Section 15(c) of the Central Energy LP Agreement, the General Partner is obligated to distribute no later than January 31, 2011 to its Limited Partners, pro rata, the Common Units of the Issuer and also the membership interests of the General Partner, which were acquired by the General Partner in the transaction described more fully above in Item 5.  A copy of the Form of the Subscription Agreement entered into by each Limited Partner is attached as Exhibit 3 hereto.  The following schedule sets forth the names of the Limited Partners, as of January 7, 2011, and the respective number of Common Units each Limited Partner will receive pursuant to the Central Energy LP Agreement:

Willliam M. Comegys, III, 318,100 Common Units
Alfred Glassell Comegys, 318,100 Common Units
John Stafford Comegys, 318,100 Common Units
Ripley S. Comegys, 318,100 Common Units
Mustang Drilling, Inc., 763,441 Common Units
Sanctuary Capital LLC, 1,017,922 Common Units
Scottsco, LLC, 254,480 Common Units
The Cushing Opportunity Fund I, L.P., 7,413,013 Common Units
Adventure Seekers Travel, Inc, 127,240 Common Units
Robert Corcoran, 338,713 Common Units
Christopher G. Jordan, 508,961 Common Units
C. Vance Campbell, Jr., 254,480 Common Units
Richard R. Varnell, 254,480 Common Units
Patrick K. McGee, 127,240 Common Units
Cimarron River Investment, LLC, 84,233 Common Units
Alden B. McCall, 52,932 Common Units

In connection with the disposition of the Common Units pursuant to the Central Energy LP Agreement, Central Energy, LLC, general partner of Central Energy, LP, entered into a letter agreement with The Cushing Opportunity Fund I, L.P. (“Cushing”), dated November 12, 2010 (the “Cushing Letter Agreement”, a copy of which is filed as Exhibit 4 hereto, pursuant to which Central Energy, LLC agreed to transfer to Cushing 46.6% of the total number of outstanding Common Units of the Issuer.

Central Energy, LP plans to admit additional new Limited Partners to its partnership prior to January 31, 2011 and, at such time as such new Limited Partners are admitted, Central Energy, LP will distribute to such new Limited Partners, pro rata, the Common Units held by Central Energy, LP, in accordance with the Central Energy LP Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 10, 2011
CENTRAL ENERGY, L.P.
By: Central Energy, LLC, its General Partner

By:	/s/ Imad K. Anbouba
Name: Imad K. Anbouba
Title: Managing Member

CENTRAL ENERGY, LLC

By:	/s/ Imad K. Anbouba
Name: Imad K. Anbouba
Title: Managing Member

/s/ Imad K. Anbouba
Name: Imad K. Anbouba

/s/ Carter Montgomery
Name: Carter Montgomery

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of January 10, 2011 (filed herewith)

2.	Agreement of Limited Partnership of Central Energy, LP, dated April 19, 2010

3.	Form of Subscription Agreement

4.	Letter agreement by and between Central Energy, LLC with The Cushing Opportunity Fund I, L.P.